Monsanto Company
800 North Lindbergh Blvd
St. Louis, Missouri 63167
http//www.monsanto.com
October 26, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Ladies and Gentlemen:
Transmitted herewith is Monsanto Company’s Form 10-K for the period ended August 31, 2007, together with the related financial statements, financial statement schedules and exhibits.
The financial statements contained in Monsanto Company’s Form 10-K provided herewith do not reflect any change from the preceding period in accounting principles or practices or in the method of applying such principles or practices except for the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R).
I have signed for the Company as Controller and its Principal Accounting Officer.
Sincerely,
/s/ Richard B. Clark
Richard B. Clark
Vice President and Controller